Pricing Supplement No. W2
To the Underlying Supplement dated September 14, 2009,
Product Supplement No. W-I dated December 14, 2009,
Prospectus Supplement dated December 14, 2009 and
Prospectus dated March 25, 2009
Credit Suisse AG
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158199-10 June 9, 2010

Structured Investments	Credit Suisse 110,000 Warrants Capped Reverse Prepaid Put Warrants expiring December 22, 2010 Linked to the S&P 500® Index
General
•
The warrants are designed for investors who seek a leveraged and capped return at expiration based on the performance of the S&P 500 Index. Investors should be willing to forgo interest and dividend payments and, if the special opening quotation of the Underlying on the Observation Date is less than 838.992 but greater than the Lower Strike Level, be willing to lose some of their investment or, if the special opening quotation of the Underlying on the Observation Date is equal to or less than the Lower Strike Level, be willing to lose all of their investment.

•
Unsecured contractual obligations of Credit Suisse AG, acting through its Nassau Branch, expiring December 22, 2010.† The warrants will rank pari passu with all of our other unsecured contractual obligations and our unsecured and unsubordinated debt obligations. Any payment at expiration is subject to our ability to pay our obligations as they become due.

•	You do not have the right to exercise your warrants prior to expiration. The warrants are risky investments and may expire worthless.
•
You must have an options-approved account in order to purchase the warrants. The warrants involve a high degree of risk and are not appropriate for every investor. You must be able to understand and bear the risk of an investment in the warrants, and you should be experienced with respect to options and option transactions.

•	The initial offering price of each warrant, which we also refer to as the Issue Price, is $82.78.
•	The minimum initial investment is $100,000, resulting in a minimum initial purchase of 1,209 warrants (after rounding).
•
The warrants priced on June 9, 2010 (the “Pricing Date”) and are expected to settle on June 14, 2010. Delivery of the warrants in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlying:	The S&P 500 Index. For additional information about the Underlying, see “The Reference Indices—The S&P Indices—The S&P 500® Index” in the accompanying underlying supplement.
Issue Price:	$82.78 per warrant (equal to 8.278% of the Notional Amount).
Notional Amount:	$1,000 per warrant.
Maximum Payment:	$93.02 per warrant (equal to 9.302% of the Notional Amount).
Payment at Expiration:
On the Expiration Date, the warrants will be exercised automatically and you will be entitled to receive a cash payment equal to the Cash Settlement Value. Any payment at expiration is subject to our ability to pay our obligations as they become due.

Cash Settlement Value:	With respect to each warrant, the Cash Settlement Value at expiration will be equal to:
•	If the Final Level is greater than or equal to the Upper Strike Level, the Maximum Payment.
•	If the Final Level is less than the Upper Strike Level and greater than the Lower Strike Level, an amount calculated as follows:
Maximum Payment – (the Notional Amount of $1,000 × Underlying Strike Change)
•	If the Final Level is less than or equal to the Lower Strike Level, $0.

If the Final Level is less than 838.992 but greater than the Lower Strike Level, you will lose a portion of your investment in the warrants at expiration. If the Final Level is less than or equal to the Lower Strike Level, the warrants will expire worthless and you will lose your entire investment in the warrants.

Underlying Strike Change:	Upper Strike Level – Final Level Initial Level
Initial Level:	1075.00
Upper Strike Level:	850.00
Lower Strike Level:	750.00
Final Level:
The official Special Opening Quotation of the Underlying (the “SOQ”) as published by the Chicago Board Options Exchange (the “CBOE”) on the Observation Date under the ticker symbol ‘SET’. The SOQ on any trading day is calculated from the opening prices of the common stocks included in the Underlying (or, if there is no opening price for a component stock on such day, its last traded price). The Final Level will not be the regular official weekday closing level of the Underlying on the Observation Date.

Observation Date:†	December 17, 2010
Expiration Date:†	December 22, 2010
Listing:	The warrants will not be listed on any securities exchange.
CUSIP:	22542D142
† Subject to postponement if the scheduled Expiration Date is not a business day or the scheduled Observation Date is not an underlying business day and in the event of a market disruption event as described in the accompanying product supplement under “Description of the Warrants—Market disruption events.”
Investing in the warrants involves a number of risks. See “Selected Risk Considerations” beginning on page 3 of this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.
Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this pricing supplement, the underlying supplement, product supplement, prospectus supplement and prospectus, if you so request by calling 1-800-221-1037.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the warrants or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Fees	Proceeds to Issuer
Per warrant	$82.78	$0.00	$82.78
Total	$9,105,800.00	$0.00	$9,105,800.00

The warrants are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Warrants	$9,105,800.00	$649.24

June 9, 2010

Additional Terms Specific to the Warrants

You should read this pricing supplement together with the underlying supplement dated September 14, 2009, the product supplement dated December 14, 2009, the prospectus supplement dated December 14, 2009 and the prospectus dated March 25, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement dated September 14, 2009:
http://www.sec.gov/Archives/edgar/data/1053092/000104746909008321/a2194364z424b2.htm

•	Product supplement No. W-I dated December 14, 2009:
http://www.sec.gov/Archives/edgar/data/1053092/000104746909010716/a2195141z424b2.htm

•	Prospectus supplement dated December 14, 2009:
http://www.sec.gov/Archives/edgar/data/1053092/000104746909010714/a2195104z424b2.htm

•	Prospectus dated March 25, 2009:
http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contain the terms of the warrants and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the warrants involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the warrants.

What is the Total Return on the Warrants at Expiration Assuming a Range of Performance for the Underlying?

The following table and examples illustrate the hypothetical total return at expiration on the warrants. The “total return” as used in the table below is the ratio of the Cash Settlement Value to the Issue Price, expressed as a percentage of the Issue Price. The hypothetical total returns set forth below assume an Initial Level of 1060, an Upper Strike Level of 850, a Lower Strike Level of 750, an Issue Price of 8.28% of the Notional Amount or $82.80, and a Maximum Payment of 9.30% of the Notional Amount or $93. The hypothetical Cash Settlement Values and total returns set forth below are for illustrative purposes only. The actual Cash Settlement Values and total returns applicable to a purchaser of the warrants will be determined on the Observation Date. Any payment at expiration is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Percentage Change in the Level of the Underlying	Underlying Strike Change	Initial Investment (Issue Price)	Cash Settlement Value	Total Return
2120.00	100.00%	-119.81%	$82.80	$93.00	12.32%
2014.00	90.00%	-109.81%	$82.80	$93.00	12.32%
1908.00	80.00%	-99.81%	$82.80	$93.00	12.32%
1802.00	70.00%	-89.81%	$82.80	$93.00	12.32%
1696.00	60.00%	-79.81%	$82.80	$93.00	12.32%
1590.00	50.00%	-69.81%	$82.80	$93.00	12.32%
1484.00	40.00%	-59.81%	$82.80	$93.00	12.32%
1378.00	30.00%	-49.81%	$82.80	$93.00	12.32%
1272.00	20.00%	-39.81%	$82.80	$93.00	12.32%
1166.00	10.00%	-29.81%	$82.80	$93.00	12.32%
1060.00	0.00%	-19.81%	$82.80	$93.00	12.32%
954.00	-10.00%	-9.81%	$82.80	$93.00	12.32%
901.00	-15.00%	-4.81%	$82.80	$93.00	12.32%
850.00	-19.81%	0.00%	$82.80	$93.00	12.32%
848.00	-20.00%	0.19%	$82.80	$91.10	10.02%
839.19	-20.83%	1.02%	$82.80	$82.80	0.00%
795.00	-25.00%	5.19%	$82.80	$41.10	-50.36%
750.00	-29.25%	9.43%	$82.80	$0.00	-100.00%
742.00	-30.00%	N/A	$82.80	$0.00	-100.00%
636.00	-40.00%	N/A	$82.80	$0.00	-100.00%
530.00	-50.00%	N/A	$82.80	$0.00	-100.00%
424.00	-60.00%	N/A	$82.80	$0.00	-100.00%
318.00	-70.00%	N/A	$82.80	$0.00	-100.00%
212.00	-80.00%	N/A	$82.80	$0.00	-100.00%
106.00	-90.00%	N/A	$82.80	$0.00	-100.00%
0.00	-100.00%	N/A	$82.80	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Expiration

The following examples illustrate how the cash settlement values set forth in the table above are calculated.

Example 1: The level of the Underlying increases from the Initial Level of 1060 to a Final Level of 1378. Since the Final Level is greater than the Upper Strike Level, the investor would be entitled to receive a Cash Settlement Value at expiration of the warrants equal to the Maximum Payment of $93.

Example 2: The Final Level is equal to the Initial Level. Since the Final Level is greater than the Upper Strike Level, the investor would be entitled to receive a Cash Settlement Value at expiration of the warrants equal to the Maximum Payment of $93.

Example 3: The level of the Underlying decreases from the Initial Level of 1060 to a Final Level of 954. Since the Final Level is greater than the Upper Strike Level, even though the Final Level is less than the Initial Level, the investor would be entitled to receive a Cash Settlement Value at expiration of the warrants equal to the Maximum Payment of $93.

Example 4: The level of the Underlying decreases from the Initial Level of 1060 to a Final Level of 848. Since the Final Level is less than the Upper Strike Level and greater than the Lower Strike Level, the investor would be entitled to receive a Cash Settlement Value at expiration of the warrants equal to $91.10, calculated as follows:

Cash Settlement Amount	=	Maximum Payment – (the Notional Amount of $1,000 × Underlying Strike Change)
	=	$93 – ($1,000 × 0.19%)
	=	$91.10

Example 5: The level of the Underlying decreases from the Initial Level of 1060 to a Final Level of 795. Since the Final Level is less than the Upper Strike Level and greater than the Lower Strike Level, the investor would be entitled to receive a Cash Settlement Value at expiration of the warrants equal to $41.10, calculated as follows:

Cash Settlement Amount	=	Maximum Payment – (the Notional Amount of $1,000 × Underlying Strike Change)
	=	$93 – ($1,000 × 5.19%)
	=	$41.10

Example 6: The level of the Underlying decreases from the Initial Level of 1060 to a Final Level of 742. Because the Final Level is less than the Lower Strike Level, the Case Settlement Value at expiration of the warrants is equal to $0 and the warrants expire worthless.

Selected Purchase Considerations

•
MAXIMUM PAYMENT OF $93.02 PER WARRANT – If the Final Level is greater than or equal to the Upper Strike Level, you will receive the Maximum Payment of $93.02 per warrant at expiration, which would reflect a return on your initial investment in the warrants of 12.37%. Because the warrants are our unsecured contractual obligations, payment of any amount at expiration is subject to our ability to pay our obligations as they become due.

•
RETURN LINKED TO THE SPECIAL OPENING QUOTATION OF THE S&P 500 INDEX – The return on the warrants is linked to the SOQ on the Observation Date as published by the CBOE. The SOQ is a special calculation of the level of the Underlying used for settlement of expiring options and futures on the Underlying. The SOQ is calculated from the opening prices of the common stocks included in the Underlying (or, if there is no opening price for a component stock on such day, its last traded price). The S&P 500 Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Underlying, see the information set forth under “The Reference Indices—The S&P Indices—The S&P 500® Index” in the accompanying underlying supplement.

•	MINIMUM INITIAL INVESTMENT – The minimum initial investment is $100,000, resulting in a minimum initial purchase of 1,209 warrants (after rounding).

•
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS – Please refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for a discussion of certain U.S. federal income tax considerations for making an investment in the warrants.

Selected Risk Considerations

An investment in the warrants involves significant risks. Investing in the warrants is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
THE WARRANTS ARE A RISKY INVESTMENT, ARE SUBJECT TO CONSIDERABLE DOWNSIDE LEVERAGE AND MAY EXPIRE WORTHLESS – The warrants do not guarantee any return of your investment. If the Final Level is less than 838.992 but greater than the Lower Strike Level, for every 1% decline of the Underlying, you will lose 12.08% of your initial investment in the warrants. If the Final Level is equal to or less than the Lower Strike Level, the warrants will expire worthless and you will lose your entire investment. You should be willing and able to sustain a total loss of the purchase price of your warrants.

The payment on the Expiration Date, if any, will be based on the SOQ as published by the CBOE on a single date (i.e. the Observation Date). The Underlying has recently experienced marked one-day volatility, and therefore movement in the Underlying on the Observation Date could have the effect of offsetting changes (either positive or negative) in the SOQ during the period ending prior to the Observation Date.

•
THE WARRANTS ARE SUBJECT TO A MAXIMUM PAYMENT UPON EXPIRATION – If the Final Level is greater than or equal to the Upper Strike Level, you will be entitled to receive at expiration the Maximum Payment of $93.02 (or 9.302% of the Notional Amount) per warrant, regardless of the appreciation of the Underlying, which may be significant.

•
THE WARRANTS ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the warrants will be based on the performance of the Underlying, the payment of any amount due on the warrants is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the warrants and, therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the warrants prior to expiration.

•
YOUR RETURN IS LINKED TO THE OFFICIAL SPECIAL OPENING QUOTATION OF THE UNDERLYING, AND NOT THE OFFICIAL CLOSING LEVEL OF THE UNDERLYING ON THE OBSERVATION DATE – Your payment at expiration is based on the SOQ as published by the CBOE on the Observation Date under the ticker symbol ‘SET’. The calculation of the SOQ is different from the calculation of the official closing level of the Underlying. Because the SOQ will not necessarily correlate with the official closing level of the Underlying, investing in the warrants will not be the same as investing in a security with a payment at expiration linked to the official closing level of the Underlying. Therefore, your payment at expiration may be different from the payment you would receive if such payment was determined by reference to the official closing level of the Underlying.

•
THE INITIAL PUBLIC OFFERING PRICE OF THE WARRANTS MAY BE HIGHER THAN THAT OF SIMILAR OPTIONS – The initial public offering price of the warrants may be higher than the price a commercial user of options on the Underlying might pay for a comparable option in a private transaction.

•
THE WARRANTS ARE SUITABLE ONLY FOR INVESTORS WITH OPTIONS-APPROVED ACCOUNTS – We are requiring that warrants be sold only to investors with options−approved accounts. We suggest that investors considering purchasing warrants be experienced with respect to options and options transactions and reach an investment decision only after carefully considering, with their advisors, the suitability of the warrants in light of their particular circumstances. Warrants may not be suitable for persons dependent upon a fixed income, for individual retirement plan accounts or for accounts under the Uniform Transfers/Gifts to Minors Act. You should be prepared to sustain a total loss of your investment in the warrants.

•
THE WARRANTS ARE NOT STANDARDIZED OPTIONS ISSUED BY THE OPTIONS CLEARING CORPORATION – The warrants are not standardized options of the type issued by the Options Clearing Corporation (the “OCC”), a clearing agency regulated by the SEC. For example, unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member’s failure, purchasers of the warrants must look solely to us for performance of our obligations to pay the Cash Settlement Value, if any, upon the exercise of the warrants. The warrants are our unsecured contractual obligations and will rank equally with our other unsecured contractual obligations and with our unsecured and unsubordinated debt. In addition, the secondary market for the warrants, if any, is not expected to be as liquid as the market for OCC standardized options.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE WARRANTS PRIOR TO EXPIRATION – The initial offering price of the warrants includes the agent’s commission and the cost of hedging our obligations under the warrants through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates) will be willing to purchase warrants from you in secondary market transactions, if at all, will likely be lower than the initial offering price, and any sale prior to the Expiration Date could result in a substantial loss to you. The warrants are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your warrants to expiration.

•
NO VOTING RIGHTS OR DIVIDEND PAYMENTS – As a holder of the warrants, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlying.

•	NO INTEREST PAYMENTS – As a holder of the warrants, you will not receive interest payments.

•
LACK OF LIQUIDITY – The warrants will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the warrants in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the warrants when you wish to do so. Because other dealers are not likely to make a secondary market for the warrants, the price at which you may be able to trade your warrants is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the warrants. If you have to sell your warrants prior to expiration, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the warrants, including acting as calculation agent and hedging our obligations under the warrants. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the warrants.

•
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE WARRANTS – In addition to the SOQ and the level of the Underlying on any day, the value of the warrants will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the time to expiration of the warrants;

•	the dividend rate on the equity securities comprising the Underlying;

•	interest and yield rates in the market generally;

•
geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the equity securities comprising the Underlying or markets generally and which may affect the level of the Underlying; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your warrants prior to expiration. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the warrants may be used in connection with hedging our obligations under the warrants through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the warrants (including on the Observation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the warrants at expiration. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the S&P 500 Index based on the closing levels of the Underlying from January 1, 2005 through June 8, 2010. The closing level of the Underlying on June 8, 2010 was 1062.00. The payment on the warrants at expiration, if any, is determined by reference to the SOQ, and not to the official closing level of the Underlying. We obtained the closing levels below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the SOQ of the Underlying on the Observation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment. Any payment at expiration is subject to our ability to pay our obligations as they become due.

For further information on the S&P 500 Index, see “The Reference Indices—The S&P Indices—The S&P 500® Index” in the accompanying underlying supplement.

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of warrants that may be relevant to holders of warrants that acquire their warrants from us as part of the original issuance of the warrants. This discussion applies only to holders that hold their warrants as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of warrants, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of warrants, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION OR MATTER TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE WARRANTS SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE WARRANTS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Warrants

There are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of instruments with terms that are substantially the same as those of your warrants. Under one approach, each security is treated, for U.S. federal income tax purposes, as (1) a “put spread” (the “Put Spread”) that requires the holder to cash settle against the decline in value of the Underlying within a specified range, and (2) a deposit with us of cash (the “Deposit”) to secure the your potential obligation to cash settle against the decline in value of the Underlying. Based on the advice of Milbank, Tweed, Hadley & McCloy LLP, we intend to treat the warrants consistent with this approach. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of a warrant, each holder agree to treat the warrant as consisting of a Deposit and a Put Spread with respect to the value of the Underlying, and otherwise consistent with the manner described herein for all U.S. federal income tax purposes. The balance of this discussion assumes that the warrants will be so treated, except as explicitly stated.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your warrants for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of warrants that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds warrants, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding warrants, you should consult your tax adviser regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the warrants.

Deemed Interest Payments on the Warrants

In accordance with the agreed-upon tax treatment described above, upon purchase of a warrant, you should be treated as receiving a net premium with respect to the Put Spread (the “Net Put Premium”) and depositing with us the sum of the Net Put Premium and the amount paid for a warrant. We believe the correct amount of the Net Put Premium is $10.70 per warrant. Interest on the total amount deemed deposited will accrue interest at a deemed rate of 0.7508% per annum, which is the rate that we believe is equal to the rate at which we would borrow for a term equal to that of the warrants.

We will treat the total amount deemed deposited as a debt obligation issued by us. U.S. Holders should therefore include such interest component of the coupon in income as received or accrued, based on their method of accounting. As an obligation with a fixed maturity date of not more than one year from the date of its issuance, a U.S. Holder that uses the cash method of accounting would recognize as ordinary income the amount of interest deemed paid on the amount deemed deposited at the maturity of the warrant. If such a holder incurs or continues indebtedness to purchase or carry the warrant, then all or a portion of the interest on that indebtedness may be deferred until the maturity of the warrants. Under section 1281 of the Code, A U.S. Holder who uses the accrual method of accounting is required to take income into account with respect to the amount deemed deposited as that interest accrues, notwithstanding that there is no interest explicitly stated.

Net Put Premium and Payment of Redemption Amount on the Warrants

A U.S. Holder should not be subject to tax upon the deemed receipt of the Net Put Premium. Upon the maturity of the warrants, a U.S. Holder should recognize short-term capital gain or loss equal to the difference between (1) the cash proceeds received and (2) the U.S. Holder’s tax basis in the warrant (generally equal to the sum of amount of the Deposit and interest deemed received as described above).

Sale or Exchange of the Warrants

Upon a sale or exchange of a warrant, a U.S. Holder should allocate the sale proceeds received between the Deposit and the Put Option on the basis of their respective fair market values on the date of sale. The U.S. Holder should generally recognize gain or loss with respect to the Deposit in an amount equal to the difference between the amount of the sale proceeds allocable to the Deposit and the U.S. Holder’s adjusted tax basis in the Deposit (which will generally equal the issue price of the warrant). Except to the extent attributable to accrued but unpaid deemed interest with respect to the Deposit, which will be subject to tax as described above under “—Deemed Interest Payments on the Warrants,” such gain or loss should be short term capital gain or loss.

Possible Alternative Characterizations

You should be aware that the characterization of the warrants as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your warrants in a manner that results in tax consequences to you that are different from those described above.

For example, the IRS might assert that the warrants constitute debt instruments in their entirety. An debt instrument that like a warrant that has a fixed maturity of not more than one year from the date of its issuance is treated as issued at a discount equal to the difference between all payments on the instrument and the instrument’s issue price (generally the amount paid for the warrant). A cash method U.S. Holder that does not elect to accrue the discount in income currently should include the payments attributable to interest on the warrant as income upon receipt. Under these rules, any contingent payment would be taxable upon receipt by a cash basis taxpayer as ordinary interest income. You should consult your tax advisor regarding the possible tax consequences of characterization of the warrants as debt instruments.

It is also possible that the IRS would seek to characterize your warrants as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the warrants would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss.

Non-U.S. Holders Generally

In the case of a holder of the warrants that is not a U.S. Holder and has no connection with the United States other than holding its warrants, payment of the redemption amount by us in respect to the warrants will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the warrants by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the warrants should refer to the discussion above relating to U.S. Holders.

Legislation Affecting Substitute Dividend and Dividend Equivalent Payments

Congress recently enacted the “Hiring Incentives to Restore Employment Act” (the “Act”). The Act treats a “dividend equivalent” payment as a dividend from sources within the United States. Under the Act, unless reduced by an applicable tax treaty with the United States, such payments generally would be subject to U.S. withholding tax. A “dividend equivalent” payment is (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii). These changes will apply to payments made on or after September 14, 2010. In the case of payments made after March 18, 2012, a dividend equivalent payment includes a payment made pursuant to any notional principal contract unless otherwise exempted by the IRS. Where the warrants reference an interest in a fixed basket of securities or an index, such fixed basket or index will be treated as a single security. Where the warrants reference an interest in a basket of securities or an index that may provide for the payment of dividends from sources within the United States, absent guidance from the IRS, it is uncertain whether the IRS would determine that payments under the warrants are substantially similar to a dividend. If the IRS determines that a payment is substantially similar to a dividend, it may be subject to U.S. withholding tax, unless reduced by an applicable tax treaty.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The warrants may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the warrants at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the warrants at death.

Information Reporting Regarding Specified Foreign Financial Assets

The Act requires individual U.S. Holders with an interest in any “specified foreign financial asset” to file a report to the IRS with information relating to the asset and the maximum value thereof during the taxable for any year in which the aggregate value of all such assets is greater than $50,000 (or such higher dollar amount as prescribed by Treasury regulations). Specified foreign financial assets include any depository or custodial account held at a foreign financial institution; any debt or equity interest in a foreign financial institution if such interest is not regularly traded on an established securities market; and, if not held at a financial institution, (i) any stock or security issued by a non-United States person, (ii) any financial instrument or contract held for investment where the issuer or counterparty is a non-United States person, and (iii) any interest in an entity which is a non-United States person. Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an annual report under this provision. The requirement to file a report is effective for taxable years beginning after March 18, 2010. Penalties apply to any failure to file a required report. Additionally, in the event a U.S. Holder does not file the information report relating to disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before such information is filed. You should consult your own tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

Backup Withholding and Information Reporting

A holder of the warrants (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

The warrants will be sold pursuant to the terms of a distribution agreement with JPMorgan Chase Bank, N.A. dated as of June 18, 2008. There will be no commission in connection with the sale of the warrants. For more information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Credit Suisse